United States securities and exchange commission logo





                           August 6, 2020

       Zhiweu Xu
       Chief Executive Officer
       Jowell Global Ltd.
       2nd Floor, No. 285 Jiangpu Road
       Yangpu District, Shanghai
       China 200082

                                                        Re: Jowell Global Ltd.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 13,
2020
                                                            CIK No. 0001805594

       Dear Mr. Xu:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted July 13, 2020

       Prospectus Summary, page 1

   1.                                                   Please tell us whether
you will be deemed a    controlled company    as defined by the
                                                        market on which you
intend to list your common stock and, if so, whether you intend to rely on any exemptions
as a controlled company. If applicable, please disclose on the prospectus cover page
and in the prospectus summary that you are a controlled company, and include a risk
factor that discusses the effect, risks and uncertainties of being designated a controlled
company.
 Zhiweu Xu
FirstName  LastNameZhiweu Xu
Jowell Global Ltd.
Comapany
August     NameJowell Global Ltd.
       6, 2020
August
Page 2 6, 2020 Page 2
FirstName LastName
2. In an appropriate place in your summary, please more prominently disclose the differences in the voting rights of your various classes of stock, and the fact that your
         Chairman Mr. Zhiwei Xu, through Jowell Holdings Ltd., beneficially owns all of the outstanding preferred stock and will therefore control the company after the offering.
3. We note your statement that "[f]or the year ended December 31, 2019, our total revenue increased by about $37.6 million or 155.4% from about $24.2 million in 2018 to about
         $61.8 million in 2019." In order to provide potential investors with appropriate context, please also disclose here that net income decreased during this time period, or tell us why such disclosure is unnecessary.
Corporate History and Structure, page 5

4. We note your corporate diagram on pages 5 and 50. The chart is difficult to read. Please enhance the chart so it is easier to read.
Recent Developments Related to the COVID-19 Outbreak, page 7

5. We note your disclosure on page 8 and elsewhere that "our revenues in the first quarter of
         2020 will increase year over year, however, there is no guarantee that our total revenues will grow or remain at the similar level year over year in the next three quarters of
         2020. The situation remains highly uncertain. It is therefore difficult for the Company to estimate the negative impact on our business or operating results due to COVID-19 pandemic." Please tell us what consideration you have given to updating the disclosure of the impact that COVID-19 has had and likely will have on your business now that the fiscal year is more than half complete. Please refer to CF Disclosure
Guidance: Topic No.
         9.
Risk Factors
We historically have received a substantial part of our supplies from our related party suppliers,
...., page 11

6.       Please enhance this risk factor to specify the persons and/or names of the
         companies that are the related parties that have historically provided your supplies, as well as the manner in which they are related parties. Please confirm that you will file as exhibits the agreements you have with your largest and related party suppliers, or tell us why you do not believe you are required to file such agreements. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
57

7. Please disclose information that allows investors to evaluate the nature of assets held by, and the operations of, entities apart from the consolidated VIE. Information should be in sufficient detail to convey the assets and operations that are not subject to involvement with the consolidated VIE. Accompany the disclosure with a discussion of the risks and uncertainties that may result in deconsolidation of the VIE.
 Zhiweu Xu
FirstName  LastNameZhiweu Xu
Jowell Global Ltd.
Comapany
August     NameJowell Global Ltd.
       6, 2020
August
Page 3 6, 2020 Page 3
FirstName LastName
Liquidity and Capital Resources, page 62

8. Reference is made to the third paragraph on page 63 where you disclose cash and working capital as of June 30, 2020. Please tell us whether any debt was issued in the six month ended June 30, 2020. If so, please disclose these actions. Please also disclose the amount of such cash inside and outside of China.
9. Please revise to describe how cash is transferred through the organization. Please also disclose the restricted net assets of consolidated subsidiaries as of December 31, 2019.
Investing Activities, page 64

10. It appears the amount disclosed as cash used in investing activities during 2018 contains a typographical error. Please revise so the amount agrees to the amount presented on the
         Statement of Cash Flows.
Industry Overview, page 69

11. In the first chart, by footnote or in an explanation to the chart, please explain that "YOY"
         means year over year.
Business
Our Sales Channels, page 81

12. Please disclose whether you typically enter into agreements with the authorized retail stores, suppliers and third-party merchants with whom you do business and, if so, please describe the typical material terms of those agreements.
Our Internet Platforms , page 84

13. We note your disclosure that approximately 35.84% of your GMV was generated from your mobile platform in 2018, compared to approximately 41.49% in 2019. To place this in context, please provide similar disclosure for your other sales channels, or tell us why such disclosure is not necessary.
Regulations, page 91

14. Please revise to discuss the effects of the various regulations that you describe here on your business with a view to understanding how the regulations are applicable to you.
Note 1 - Organization and nature of business, page F-7

15. Please provide disclosure that explains the risks in enforceability of contracts and non-
         performance by the VIE. Please also describe the potential impact of the risks, including potential for deconsolidation.
16. Please disclose that you attribute all of the VIE's net income or loss to you. If this is not the case, please explain.
 Zhiweu Xu
Jowell Global Ltd.
August 6, 2020
Page 4
Note 3 - Summary of Significant Accounting Policies
Consolidation of Variable Interest Entity, page F-8

17. Please disclose assets of the VIE that can only settle obligations of the VIE and liabilities for which creditors do not have recourse to the general credit of its primary beneficiary.
         Refer to ASC 810-10-50-3.
Revenue Recognition, page F-11

18. Please disclose when control transfers to the customer. Refer to ASC 606-10-50-12a.
19. Please tell us, and disclose as necessary, the amount of revenue recognized on a net basis as an agent for each period presented.
Note 15 - Condensed financial information of the parent company, page F-21

20. Please tell us your consideration of disclosing the amount of restricted net assets of consolidated subsidiaries as of December 31, 2019.
        You may contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-
3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222
with any other questions.



FirstName LastNameZhiweu Xu                                     Sincerely,
Comapany NameJowell Global Ltd.
                                                                Division of
Corporation Finance
August 6, 2020 Page 4                                           Office of Trade
& Services
FirstName LastName